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                             March 1, 2021

       Arthur T. Sands, M.D., Ph.D.
       President and Chief Executive Officer
       Nurix Therapeutics, Inc.
       1700 Owens Street, Suite 205
       San Francisco, CA 94158

                                                        Re: Nurix Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
22, 2021
                                                            CIK No. 0001549595

       Dear Dr. Sands:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jennifer J. Hitchcock,
Esq.